Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Konnected Inc.
5718 Old Cheney Hwy
Orlando, FL 32807
https://konnected.io

Up to $1,069,999.50 in Class A Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Konnected Inc.
Address: 5718 Old Cheney Hwy, Orlando, FL 32807
State of Incorporation: WY
Date Incorporated: September 11, 2017

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Class A Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $195.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class A Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class A Common Stock

Early Bird Perks

Friends and Family - First 72 hours | 15% bonus shares

Kickstarter Backer Bonus (anyone who backed our Kickstarter in 2017) | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Investment Perks

$195+ | $15 product voucher to use at konnected.io

$300+ | $25 product voucher to use at konnected.io

$1,000+ | Konnected Alarm Panel Pro package: includes 1 Alarm Panel Pro Conversion Kit valued at $229

$2,500+ | 2 Pro package: includes 2 Alarm Panel Pro Conversion kits and 2 Backup Batteries, valued at $534

$5,000+ | 5% bonus shares plus $100 product voucher to use at konnected.io

$10,000+ | 10% bonus shares plus $250 product voucher to use at konnected.io

$50,000+ | 10% bonus shares plus visit to Orlando, Florida to meet Konnected founder Nate Clark. Includes domestic airfare, 3 nights resort hotel, and a dinner/drinks evening out with the team.

**All perks occur when the offering is completed.*

10% StartEngine Owners Bonus

Konnected Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.50 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Konnected creates and sells innovative IoT devices that connect older wired

technology to the smart home. The Company's flagship product, the Konnected Alarm Panel, allows do-it-yourselfers and professionals to retrofit a traditional wired security system and convert it to a smart home connected home monitoring and control system. The product is unique in the market of smart alarm systems in that it works universally by connecting to traditional wired sensors that are commonly found in residential and commercial buildings. Konnected's products are designed to be open and inter-operational with a multitude of consumer- and professional-grade home automation platforms, including SmartThings (by Samsung), Amazon's Alexa, and the open-source Home Assistant platform.

Launched on Kickstarter in 2017, Konnected has since acheived a cumulative $3.5 million in sales. Remaining small and focused with only 5 employees, Konnected has exceeded expectations since year one. With manufacturing partners based in Texas, they have served more than 25,000 customers globally.

The majority of Konnected's revenue is derived from direct-to-consumer sales of it's IoT alarm panel hardware and accessories. A growing B2B channel has presented new opportunities and visions for growth in 2021 and beyond.

The company holds a registered trademark in the United States for the Konnected logo.

Konnected Inc. is a C-Corporation that was incorporated in the state of Wyoming on september 11, 2017, with headquarters in Orlando, FL.

The Company is registered as a foreign corporation in Florida as "Konnected Smart Home, Inc."

Competitors and Industry

Konnected's most direct competition are other companies and products in the DIY home security industry: Ring , Simplisafe, Blink, Wyze Secure, ADT Blue, Abode, Nest Secure (discontinued), Canary. Of the above, only Ring has a direct competition to our niche of retrofitting older wired sensors to modern home security. Ring was established as a DIY video doorbell and became the leader in the category before expanding its products to complete a full security system. Blink created battery powered cameras that are wifi enabled and later provided DIY security notifications. SimpliSafe was acquired by Hellman and Friedman and has raised $187M in two rounds of funding. Both Ring and Blink have been acquired by Amazon for $1B and $90M respectively.

The global DIY Home Security market is estimated to grow from $3.3 billion in 2020 to over $11.3 billion by 2027, representing a compound annual growth rate of 19.6%. The smart home market in general is expected to reach $151 billion by 2024 with the Home Monitoring and Security segment projected to grow at a 26% compound annual growth rate.

Konnected also competes with "incumbant" traditional security providers. local,

regional, or national professionally installed and monitored security systems where long established traditional security brands occupy the wired security market such as ADT, Honeywell, DSC and Brinks.

Looking beyond the home security and home monitoring, Konnected's product family also overlaps with the general home automation or smart home industry, offering competition with dozens of brands of smart home controls for garage doors, lighting, and switches such as Chaimberlain, Shelly and Sonoff.

Despite the present competitive landscape, the Company stands out from its competition as its products are designed to work with traditional wired security systems which have already been installed into homes and businesses. Konnected's committment to open interoperability with a wide range of smart home platforms and prodcuts makes our approach unique in a landscape of walled-garden platforms. Konnected's products can bring modern notification, control and access with a DIY panel that is affordable and easy to install.

Current Stage and Roadmap

Konnected is now delivering its 2nd and 3rd generation Alarm Panel products to customers worldwide. Sales and customer feedback continues to be strong, despite challenges due to 2020-2021 COVID related disruptions in operations and supply chain. The upcoming roadmap focuses on growth by tapping in to new markets with new platform integrations (Alexa, Google Assistant, IFTTT, Control4), as well as new related products such as a smart garage door opener retrofit device. With a substantial investment, Konnected will be able to expand research and development in both hardware and software to create more new products and capabilities.

To date the Company has focused sales efforts on direct-to-consumer e-commerce sales and building a consumer facing brand. While continuing to nuture the Konnected brand in the consumer space, the Company plans to invest substantial resources in growing our commercial sales capabilities, and refining our products to meet the needs of that market.

The Team

Officers and Directors

Name: Nathaniel Jason Clark

Nathaniel Jason Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO, Director
  Dates of Service: September 11, 2017 - Present
  Responsibilities: Principal inventor, owner, and operator-manager. Current compensation: $78,000 annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the smart home security industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $1,069,998.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
While our main products have been on the market for several years, some of our products are still in development and/or prototype phase. It is possible that these products may never be offered on the market. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
While our IoT products are already in production and operational in tens of thousands of homes and businesses throughout the world, we're continuously refining and developing new products and improvements on existing products. Delays or cost overruns in the development and refinement of our IoT products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, supply-chain constraints, changes to design, regulatory hurdles, and third-party integration partners. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the FCC (Federal Communications Commission), CPSC (Consumer Product Safety Commission) and other relevant government laws and regulations. The laws and

regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet and IoT based business, we may be vulnerable to hackers who may access or disrupt our platform and/or devices. Further, any significant disruption in Konnected's service or vulnerabilities found in its products or computer systems could reduce the attractiveness of the products/platform and result in a loss of customers interested in using our products/platform. Further, we rely on a third-party technology provider to provide some of our cloud technology. Any disruptions of services or cyber-attacks either on our technology provider or on Konnected could harm our reputation and materially negatively impact our financial condition and business.

Third-party integrations and platforms may change or fail causing our products to work differently or not at all.
Our IoT products are designed to work with a multitude of third party platforms, which are not controlled or influenced by us. Any of our third party platform integrations may change, fail, shut down, restrict access, or otherwise degrade at any time and not necessarily with notice, resulting in our products working differently or not at all.

Our products are dependent on other 3rd-party products
The nature of our products are that they are most often used in conjunction with other 3rd-party products, such as physical sensors, as well as software platforms/products such as home automation hubs and controllers. Factors outside of our control could change the way our products work with other products, and could potentially reduce the functionality and utility of our product, making it less marketable.

We may be a target of criticism from incumbent industries
Our products are disruptive of a long-established industry, and some participants in that incumbent industry may seek to criticize or downplay our product's capabilities and may attempt to tarnish the company's brand.

We are subject to supply-chain shortages and delays

Our products require hundreds of electronic components that must be sourced from worldwide distributors and vendors. Supply shortages could delay, reduce, or eliminate our ability to produce enough product to meet customer demand, and may also drive up costs. Supply issues specifically in the semiconductor and microchip industries have been exacerbated in the last year due to the COVID-19 pandemic, and may continue indefinitely, putting our ability to meet demand at risk.

Company founder is critical to the company's performace

The Company's founder, Nate Clark, is critical to the company's performance, and an adverse event that removed or diminished, or incapacitated this individual will likely have a negative impact on your investment.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nathaniel Jason Clark	3,930,100	Class B Common Stock	98.5

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series FP Preferred Stock, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 5,600,000 with a total of 669,900 outstanding.

Voting Rights

one (1) vote per share. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 282,584 shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 298,250 shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the

Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class A Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

Class B Common Stock

The amount of security authorized is 4,000,000 with a total of 3,930,100 outstanding.

Voting Rights

ten (10) votes per share

Material Rights

Right to Convert

Right to convert to Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

Series FP Preferred Stock

The amount of security authorized is 400,000 with a total of 0 outstanding.

Voting Rights

ten (10) votes per share

Material Rights

Liquidation Preference

Distributions upon liquidation or dissolutions shall be distributed first to the holders

of Series FP Preferred Stock until the amount of $1.00 per share shall have been so distributed, and second to the holders of FP Preferred Stock and Common Stock equally, identically, and ratably, on a per share basis as a single group. (*See Exhibit F for details*)

Right to Convert

Right to convert to Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

SAFE Notes

The security will convert into Safe preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $96,000.00
Maturity Date: October 13, 2027
Interest Rate: 0.0%
Discount Rate: 33.3%
Valuation Cap: $3,000,000.00
Conversion Trigger: $250,000

Material Rights

3.2 Liquidity Event.

3.2.1 If there is a Liquidity Event before the expiration or termination of this instrument, the Purchaser will, at its option, either

(A) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or

(B) automatically receive from the Company a number of shares of Common Stock equal to the Purchase

Amount divided by the Liquidity Price, if the Purchaser fails to select the cash option.

3.2.2 In connection with Section 3.2.1, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchaser and holders of other SAFEs (collectively, the “Cash-Out Investors”) in full, then

(A) all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and

(B) the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

3.3 Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Purchaser and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 3.3.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,533.28
  Number of Securities Sold: 19,166
  Use of proceeds: General operating account
  Date: August 05, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

YEAR ENDED DECEMBER 31, 2020 COMPARED TO YEAR ENDED DECEMBER 31, 2019

Revenue

Revenue recognized in fiscal year 2020 was $1,090,005 million compared to $777,731 in 2019, an increase of 40%. Sales were boosted in 2020 as a result of two new product launches that began shipping that year: the Konnected Alarm Panel Pro and Konnected Alarm Panel v2. The Alarm Panel Pro, first announced for pre-sale in 3rd-quarter 2019, was eagerly anticipated by our core audience and being a higher priced item than our previous products, increased not only total sales but also average order value in 2020. The company recognizes pre-order revenue when the product is actually shipped, therefore some pre-orders booked in 2019 were recognized in 2020 sales numbers.

The COVID-19 pandemic temporarily depressed sales volume in March/April of 2020, but that trend quickly reversed as stay-at-home restrictions allowed more time for our customers to undertake home automation and home security projects, resulting in unexpectedly strong sales performance in May-July 2020, followed by a strong 4th-quarter driven by sales of the Alarm Panel Pro.

Konnected continues to see year-over-year growth in revenue and demand for our products, and we are optimistic that 2021 will show another 20% ~ 50% top-line increase.

Cost of Goods Sold

The Company began tracking inventory as a current asset and began recognizing cost of goods sold at the time of the sale in 2020. Prior to 2020, cost of inventory was expensed as the cash expenditure occurred. Therefore, we are unable to fairly compare COGS between 2019 and 2020.

Gross Margins

Gross profit in 2020 was $858,389, or about 79% of total net revenue. This is a 7 percentage point improvement from 2019 of $562,017 or about 72% of net revenue. We continue to keep our hardware and manufacturing costs as low as possible so we can invest in the total product experience and utility.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, shipping & freight expenses, cloud hosting and platforms, insurance, R&D, and typical operational expenses. Total operating expenses in 2020 were $693,782, up slightly from $678,431 in 2019. We spent less on sales and marketing in 2020, opting to tighten down spending in the wake of uncertainty caused by the COVID-19 pandemic.

Company management is confidently optimistic that increasing spending on sales and marketing and R&D will result in even faster growth.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows and year-over-year growth will be indicative of the revenue, cash flows and growth expected for the future because we have worked hard to create a sustainable supply chain and organically grow our product demand and addressable market. Past cash was primarily generated through sales of physical product, and to a much lesser extent, 3rd-party subscripion revenue. Our goal is to continue to grow product revenue with new and innovative products and use cases, while adding additional recurring reveneue streams with additional value-added software and cloud services in the next 1-2 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2021, the Company has $101,000 in cash on hand and $13,000 in cryptocurrency to fund operations.

The company has a revolving line of credit with American Express, with total available credit of $35,000 and a current outstanding balance of $26,000.

The company has a revolving line of credit with Chase, with total available credit of $68,000 and a current outstanding balance of $800.

The company has a revolving line of credit with Brex, with total available credit of $10,400 and a current outstanding balance of $48.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are very important to accelerate ongoing product development, sales and marketing initiatives, and inventory investments to remain competitive and increase our market share in the fast-growing IoT product marketplace.

We have other sources of capital in the form of debt, as well as ongoing revenue from

operations. While these campaign funds may not be critical to our current operations, they will help us expand much more quickly and confidently.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These crowdfunding proceeds will be extremely helpful to accelerate the Company's capacity to grow and maintain sales and operations, but we believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company currently has, up to 90% will be made up of funds raised from the crowdfunding campaign if we raise the maximum amount. We believe that the company will be able to remain viable without the campaign funds, albeit with much slower growth and much lesser capacity to innovate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to be able to operate for at least 18 months, as long as we continue to profitably grow. Our minimum crowdfunding funds will primarily go toward marketing expenses to boost revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able increase our investment in product development and marketing to grow at a much faster rate. We anticipate scaling up the team using crowdfunded proceeds to operate for at least 2 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is currently participating in the StarterStudio Seed Stage Accelerator program in Orlando, Florida. Participation in this program makes the company eligible for potentially up to $25,000 in investment in the form of convertible debt, however the terms of such investment have not yet been communicated.

The company has not contemplated any other future sources of capital at the current time.

Indebtedness

Related Party Transactions

- **Name of Entity:** Nathaniel Jason Clark
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Company CEO and Director Nathaniel Clark borrowed $25,000 from the corporation on June 3, 2019. The loan was repaid in full on December 15, 2020.
  Material Terms: No terms specified.

Valuation

Pre-Money Valuation: $6,900,000.00

Valuation Details:

Konnected set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

In making this calculation, we have not assumed that other securities with a right to acquire shares are exercised.

The company has set its pre-money valuation at $6,900,000 based on an analysis of several factors. Most notably the market opportunity for do-it-yourself (DIY) security is vast and growing and the impressive company results to date. Support for this valuation is summarized below.

The global DIY Home Security is estimated to grow from 3.3 billion in 2020 to over $11.3 billion by 2027, representing a compound annual growth rate of 19.6%[1]. This massive market opportunity has accelerated from the COVID-19 pandemic as consumer are adopting to post-pandemic life; establishing home offices, receiving home deliveries, and needing to monitor & protect their residence from intruders and theft.

The company has established a loyal following since its successful Kickstarter campaign in 2017 and the brand has has continued to grow in popularity. Lifetime revenues from the company already exceed $3.5 million and continue to grow.

• In 2020 Revenue grew at 40% to $1,090,005 from $777,731 over the prior year

• In 2020 the company maintained a healthy gross margin while rolling out several new product iterations

• Net Income improved as well to a $186,751 from a loss over the prior year

• In 2021, the Company has grown its B2B sales channel significantly, securing over $45,000 in new sales from a single commercial client.

The company has secured a partnership with Samsung SmartThings as an official Works with SmartThings partner allowing the SmartThings 62 million customer base access to the Konnected Alarm panel platform.

Based on these factors, the board of directors have determined that this is a fair and reasonable valuation.

[1](https://www.researchandmarkets.com/reports/4747565/global-diy-home-security-systems-market-2021-2027)

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Marketing funds will be invested into various marketing activities including paid advertising, web & video content, search engine optimization, and trade shows.

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.5%
  Marketing funds will be invested into various marketing activities including paid advertising, web & video content, search engine optimization, and trade shows.

- *Company Employment*
  35.0%
  The company plans to hire 1-2 full-time software engineers to accelerate product development; a high-level sales professional to grow our commercial/B2B sales channel; and other operational roles as needed.

- *Inventory*
  28.0%
  The company will make substantial investment in parts, components, and manufacturing at higher volumes to drive down unit costs and improving gross

margin.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://konnected.io (https://konnected.io/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/konnected

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Konnected Inc.

[See attached]

KONNECTED INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Konnected Inc.
Orlando, Florida

We have reviewed the accompanying financial statements of Konnected Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 7, 2021
Los Angeles, California

Konnected Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	146,295	$	129,632
Accounts receivable—net		1,782		163
Inventories		250,470		-
Due from related parties				25,000
Prepaids and other current assets		1,240		388
Total current assets		**399,787**		**155,183**
Property and equipment, net		1,368		2,028
Total assets	**$**	**401,155**	**$**	**157,212**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	101,385	$	-
Credit Card		36,033		67,183
Current portion of loan		37,000		-
Other current liabilities		50,793		127,637
Total current liabilities		**225,211**		**194,820**
Long term debt less current maturities		18,500		-
Total liabilities		**243,711**		**194,820**
STOCKHOLDERS EQUITY				
Common Stock Class B		40		40
Additional Paid In Capital		(49,359)		(57,660)
Retained earnings/(Accumulated Deficit)		206,763		20,012
Total stockholders' equity		**157,444**		**(37,608)**
Total liabilities and stockholders' equity	**$**	**401,155**	**$**	**157,212**

See accompanying notes to financial statements.

KONNECTED INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 1,090,005	$ 777,731
Cost of goods sold	231,617	215,714
Gross profit	858,389	562,017
Operating expenses		
General and administrative	546,360	493,598
Sales and marketing	136,983	174,759
Research and development	10,438	11,074
Total operating expenses	693,782	679,431
Operating income/(loss)	164,607	(117,414)
Interest expense	-	-
Other Loss/(Income)	(22,144)	-
Income/(Loss) before provision for income taxes	186,751	(117,414)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 186,751**	**$ (117,414)**

See accompanying notes to financial statements.

KONNECTED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Class B Shares	Common Class B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**4,000,000**	**$ 40**	**$ (32,525)**	**$ 137,425**	**$ 104,940**
Capital distribution			(33,947)		(33,947)
Shared-Based Compensation			8,812		8,812
Net income/(loss)				(117,414)	(117,414)
Balance—December 31, 2019	4,000,000	40	(57,660)	$ 20,012	**$ (37,608)**
Capital distribution			(5,019)		(5,019)
Shared-Based Compensation	-	-	13,320		13,320
Net income/(loss)				186,751	186,751
Balance—December 31, 2020	4,000,000	**$ 40**	**$ (49,359)**	**$ 206,763**	**$ 157,444**

See accompanying notes to financial statements.

KONNECTED INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	186,751	$	(117,414)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,999		19,687
Shared-based compensation		13,320		8,812
Changes in operating assets and liabilities:				
Accounts receivable		(1,619)		(163)
Inventory		(250,470)		-
Prepaid expenses and other current assets		(852)		723
Accounts payable and accrued expenses		101,385		-
Due from related parties		25,000		(25,000)
Credit Cards		(31,150)		31,956
Other current liabilities		(76,844)		118,771
Net cash provided/(used) by operating activities		**(29,480)**		**37,373**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(4,338)		(21,524)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		55,500		-
Capital distribution		(5,019)		(33,947)
Net cash provided/(used) by financing activities		**50,481**		**(33,947)**
Change in cash		16,663		(18,099)
Cash—beginning of year		129,632		147,730
Cash—end of year	**$**	**146,295**	**$**	**129,632**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Konnected Inc., was incorporated on September 11, 2017 in the state of Wyoming. The financial statements of Konnected Inc. was (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida.

Konnected integrates wired alarm system sensors and sirens to SmartThings, Home Assistant, OpenHAB, or Hubitat. We allow homeowners to convert their home's old, unused wired alarm system into a smart home.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

For the year ended December 31, 2020, inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method. For the year ended December 31, 2019, the inventory purchases were expensed as incurred, thus inventory was recorded on cash basis. The Company does not believe it has a material impact on the financials.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer equipment	5 years
Furnitures and fixtures	5-7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Konnected Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies. The Company typically authorizes cash distribution(s) to S-corp shareholders equal to the amount of the shareholder's tax liability derived from the company's taxable income.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the proceeds from sales of our product.

Cost of sales

Costs of goods sold include the landed cost of materials and inputs used.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $136,983 and $174,759, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Raw materials	60,429	-
work in processed	119,604	-
Finished goods	70,437	-
Total Inventories	**$ 250,470**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepayments	1,240	388
Total Prepaids Expenses and other Current Assts	**$ 1,240**	**$ 388**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Gift card liability	3,636	3,635
Pre-Order/Back Order Payments	34,828	108,375
Tax Liability	12,329	15,627
Total Other Current Liabilities	**50,793**	**127,637**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Computer equipment	$ 2,406	$ 3,701
Furnitures and fixtures	7,157	1,524
Vehicles	20,000	20,000
Property and Equipment, at Cost	**29,563**	**25,225**
Accumulated depreciation	(28,195)	(23,196)
Property and Equipment, Net	**$ 1,368**	**$ 2,028**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $4,999 and $19,687 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class A and class B with par value of $0,00001. As of December 31, 2020, and December 31, 2019, 4,000,000 of class B have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 400,000 shares of preferred shares Series FP with $0.00001 par value. As of December 31, 2020, and December 31, 2019, no preferred shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$ -	-
Granted	220,000	$ 0.08	
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	220,000	$ -	9.90
Exercisable Options at December 31, 2019	220,000	$ -	9.90
Granted	82,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	302,000	$ -	8.89
Exercisable Options at December 31, 2020	302,000	$ -	8.89

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $13,320 and $8,812, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan -SBA Forgiveness approved	$ 55,500	1.00%	7/4/2020	7/4/2022	$ 555	$ 555	$ 37,000	$ 18,500	$ 55,500
Total					**$ 555**	**$ 555**	**$ 37,000**	**$ 18,500**	**$ 55,500**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 37,000
2022	18,500
2023	-
Thereafter	-
Total	**$ 55,500**

9. RELATED PARTY

Company CEO and Director Nathaniel Clark borrowed $25,000 from the corporation on June 3, 2019. The loan was repaid in full on December 15, 2020.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	17,580
2022		17,580
2023		11,720
Thereafter		-
Total future minimum operating lease payments	**$**	**46,880**

Rent expense was in the amount of $ 13,173 and $ 7,124 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 7, 2021 the date the financial statements were available to be issued.

The corporation's Paycheck Protection Loan in the amount of $55,500 was forgiven in-full by the SBA on April 1, 2021.

The company entered into a 4-year royalty agreement with ClearCo as part of their ClearAngel program, receiving a $68,000 up-front advance in exchange for 2% of revenues for 4 years.

On July 27, 2021, Company CEO Nathaniel Clark transferred 69,900 shares of his Class B company shares to his former spouse, Tzu-Jung Wang. The share transfer triggered an "automatic conversion" event and were immediately

converted into 69,900 Class A shares. These shares were valued at $3,000 based on a net-asset valuation of the corporation's assets.

The Company is planning to revoke the S-corp election with the IRS in 2022 or sooner, and therefore to become a C-corp, as will be required for crowdfunding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Konnected

Smart Home Connectivity for Wired Alarm Systems


konnected
Secure, Smart Home Monitoring Using Any Wired Alarm System

Website | Orlando, FL | TECHNOLOGY

$0.00 raised

0 Investors	**$6.9M** Valuation
$1.50 Price per Share	**$195.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Konnected helps you take control of your home's wired alarm system and connect it to the smart home of the 2020s. Our IoT alarm panel has already sold more than $3.5 million as we set out to make smart home monitoring affordable, accessible and open.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Massive Market** – the global DIY Home Security market is predicted to grow at a CAGR of 19.6% from $3.3 billion in 2020 to over $11.3 billion by 2027.
- **Real Revenue Growth** – Konnected has exceeded expectations since inception and has already earned $3.5 million in total revenue while exceeding $1 million earned in 2020 alone.
- **Continued Innovation** – we have released our third generation of hardware with the Konnected Alarm Panel Pro, and we are in the late-stage prototype phase of launching our Konnected Garage Door Opener.

OVERVIEW

Bringing Your Home Into the Future of Smart Monitoring

The Konnected Alarm panel is an IoT device that is an affordable and easy upgrade to resurrect traditional wired security systems and add connectivity to modern smart home apps. With Konnected, the customer can monitor and control their home from anywhere, providing convenient security and peace of mind.

The wired alarm system sensors in your home provide the backbone to smart home monitoring by integrating with smart home platforms such as Samsung SmartThings, Home Assistant and Amazon's Alexa. Konnected's technology can either fully replace, or connect in-parallel to nearly any traditional wired alarm system, adding smart capabilities to new or old equipment.

This enables homeowners to monitor and control their home from anywhere without any monthly fees, using a smart home app that also works with hundreds of other smart home products and services. Konnected enables automated arming & disarming, incorporates wired sensors into home automation routines, and facilitates app-based notifications in real-time.


Konnected Will Make
Your Wired Alarm
System Smart
SIREN
SMART HOME

We have exceeded revenue expectations since our first full year, already earning over $3.5 million in revenue . We have yet to need outside equity investment – our community has driven our growth entirely from the beginning.

Unlike most of our competitors, Konnected is committed to building an open and flexible product with a variety of use cases that puts the customer in control of the platform and usage. Konnected is carving a niche at the intersection of the home security and home automation industries with a unique product that offers a different approach to smart home monitoring. Our growth has been lifted by the popularity of consumer smart home platforms, and we're developing integrations with more platforms and technologies to expand our market reach.

Also as we grow, we plan to launch new products to integrate more wired household appliances into the smart homes of the future, such as a garage door opener retrofit product coming in 2022. We also see promising opportunities in commercial/B2B applications of our products, for security, monitoring, and automation controls. . Join us as we make home automation easy, affordable, and accessible to all.




Revenue
We've earned 3.5M in revenue to date
The Future
Launch new products and expand into more B2B opportunities
Why We're Different
We put the customer in control of the platform and usage

THE PROBLEM

Current Alarm Systems are Disconnected from Smart Home Technology

Millions of US homes have legacy or traditional wired alarm systems that either go under-used or completely unused.


Legacy & Traditional Wired Systems
No smart home integration
Incovenient to use
No remote monitoring
Expensive monthly fees

Even when operational, traditional home security systems are clunky and inconvenient to operate, lack the capacity to connect with the internet or apps for remote monitoring or control, and often require expensive monthly fees for monitoring by a dispatch center or app.


With Remote Monitoring, you don't have to worry about if you set an alarm or if your home is safe

THE MARKET

A Fast-Growing Segment of a Huge Market

An estimated 20-30 million homes in North America are wired for alarm systems. The global DIY Home Security market is estimated to grow from $3.3 billion in 2020 to over $11.3 billion by 2027, representing a compound annual growth rate of 19.6%.

Meanwhile, the emerging Internet of Things (IoT) and security system integration services are key drivers to growth in the U.S. residential security market. The smart home market is expected to reach $151 billion by 2024 with the Home Monitoring and Security segment projected to grow at a 26% compound annual growth rate.


Konnected's technology sits at the center of HUGE & GROWING markets


Global DIY Home Security Market
2020
$3.3B
2027
$11.3B
Smart Home Market
$151B by 2024
Home Monitoring & Security Segment
26% CAGR

THE SOLUTION

Giving Wired Alarm Systems an Upgrade


Simple, Secure, Smart Home Monitoring
With Any Wired Alarm System

Konnected's technology makes it economical and easy to retrofit or "upcycle" traditional wired alarm systems so they can be monitored and controlled from anywhere. This eliminates the pain of monthly service fees and contracts that provide little value, and also makes the system smart-home compatible and automatable.

We believe that we're uniquely positioned as a low-cost and fee-free alternative to traditional security while adding value by connecting to smart home devices and apps that homeowners already use. We also see this technology expanding further into commercial security opportunities in the near future.


Works With Nearly All Wired Security System Devices
Door/Window Contacts
Motion Sensors
Glass Break Detectors
Leak Detectors
*Smoke/CO Detectors
PE Beam Detectors
Alarm Siren
Strobe Light
* Konnected is NOT a fire or life safety device and use with smoke or CO alarms is for auxiliary notifications and/or home automation purposes only

Our Products


Konnected Alarm Panel Pro Install | New Construction ...
ALARM PANEL PRO
NEW HOME INSTALL
Make any wired alarm system smart with Konnected
Watch on YouTube

The **Konnected Alarm Panel** is an innovative device used to retrofit a wired alarm system to "make it smart."

Installation is straightforward and takes most people about an hour to complete. The device is only about the size of a candy bar and connects directly to nearly all wired alarm sensors such as door, window, motion sensors, glass-break detectors, and sirens.

Essentially, it replaces the existing alarm system main board.

Or, with our Interface Module, it can be connected in-parallel to any traditional system, providing the best of both worlds.



Now in its 2nd and 3rd generation, the product has grown into a product family:



6-Zone Konnected Alarm Panel Add-on



6-Zone Konnected Alarm Panel with Siren Output



Konnected Alarm Panel Pro



Konnected Alarm Panel INTERFACE Module



Konnected Alarm Panel Pro 12-Zone Smart Wired Alarm Kit



Konnected Alarm Panel Starter Kit

1. **Konnected Alarm Panel** – the 6-zone Alarm board & add-on board is a tiny, efficient, and low-cost WiFi enabled alarm panel.

2. **Konnected Alarm Panel Pro** – our newest product is a larger and more powerful IoT alarm panel featuring Ethernet and Power-over-Ethernet (PoE) capabilities with capacity for 12 zones and three dedicated outputs per panel.

3. **Konnected Alarm Panel Interface Module** – allows the user to connect in-parallel to almost any traditional wired alarm system. This keeps the existing alarm system operational while adding home automation capabilities, the ability to arm/disarm, and self-monitoring notifications. The interface module is unique in that it is designed to work with any brand of wired alarm system.

Coming Soon: Konnected Garage Door Opener

At Konnected, we specialize in retrofitting older wired technology to make it smart for a 21st century home. We've already done it for alarm systems, and garage door openers are next.

The Konnected Garage Door Opener has entered the late-stage prototype phase. Soon, our consumers will be able to conveniently control and monitor their garage doors from their phones, giving a much-needed update to an outdated technology.

Konnected Cloud

Konnected Cloud is a new cloud service by Konnected that makes it faster and easier for Konnected users to connect their devices to leading smart home platforms.

Leveraging the state-of-the-art IoT infrastructure and security on Amazon Web Services, Konnected Cloud was originally designed to support our official partner integration with Samsung SmartThings. Now, Konnected Cloud continues to evolve and enable more platform connections, including Amazon's Alexa and Noonlight.

Konnected Cloud is now a key part of Konnected's go-to-market strategy, and will support rapid growth as we build out more features and capabilities into the platform.



Local or Cloud
Freedom to Choose



konnected
konnected
Home Assistant
MQTT
Hubitat
OpenHAB
Homebridge
SmartThings
IFTTT
Alexa
Google Assistant
Local Platforms
Self managed
Private
Flexible
Cloud Platforms
Easy
Secure
Convenient

Smart Home Integrations



WORKS WITH
SmartThings

Rather than building our own home security or automation platform, we've chosen to integrate seamlessly with the best and most open platforms on the market, allowing the choice of cloud-based or locally-controlled. This unique approach satisfies the needs of both the smart home novice and the experienced home automation enthusiast. Our products are compatible with the following:

1. **Samsung SmartThings** - The majority of Konnected users choose SmartThings because it's free, simple to use, and doesn't require a hub or any additional hardware. Konnected is an official "Works With SmartThings" partner, and our devices are connected to SmartThings via the Konnected Cloud service. SmartThings has a built-in app called SmartThings Home Monitor that is an excellent easy home monitoring solution when used with the Konnected Alarm Panel.

2. **Home Assistant** - The fast-growing and extraordinarily functional open-source home automation platform emphasizes privacy and security, and works extremely well with Konnected as a local home security and automation solution. Users who prefer not to rely on cloud services for their home automation often choose Home Assistant because it is a flexible and powerful self-managed platform.

3. **Hubitat** - Another *local* home automation platform developed by a startup, Hubitat sells a ~$130 home automation hub that works well with Konnected and the product's built-in Hubitat Safety Monitor alarm system app.

4. **Amazon Alexa** - The Konnected skill for Alexa allows Konnected to work seamlessly with millions of Alexa users and smart speakers. Currently, Alexa can announce when doors are open and answer questions about Konnected sensors, and we are in the process of building capacity to act as an alarm system with arm/disarm capabilities and notifications. Konnected plans to apply for "Works with Alexa" certification once all features are complete.

5. **Other** - Konnected's open architecture allows for independent developers and contributors to build integrations with other platforms, including: OpenHAB, Homebridge, Webthings (Mozilla IoT) and Fibaro. Konnected also supports alternative firmware, such as ESPHome, which unlocks new functionality like MQTT protocol support and on-device automations, for even more power and flexibility.

OUR TRACTION

Growing Revenue, New Products, and Awards

Konnected has earned **$3.5 million** in total revenue since inception, and exceeded $1 million in total revenue recognized in 2020 alone. We've exceeded expectations since inception, so we've never needed outside equity investment. From the start, our growth has been driven by our community.

“*Genius* — Excellent device to make my antiquated wired alarm sensors useful again!”

Michael R.
Verified Buyer in United States

** These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Konnected’s revenue is primarily derived from e-commerce sales of the Konnected Alarm Panel products and related accessories. We also generate some recurring revenue through our partnership with Noonlight, earning a revenue share of Noonlight subscriptions associated with the Konnected platform.

We Are What The People Want


SAMSUNG
Konnected Alarm Panel
Right Now
Recently
Patio Door
OPEN
Downstairs Motion
Front Door
CLOSED
Siren
Glassbreak
Garage Entry Door
CLOSED
konnected
Kickstarter
FUNDED
IN TWO HOURS!

We are committed to continuous innovation. Since our successful launch on Kickstarter in 2017, we have released **three generations of hardware**, with the latest being the Konnected Alarm Panel Pro.



We achieved “Works With SmartThings” partnership approval from Samsung in 2021.

works with SmartThings

* Source

This year, we also secured a large purchase order with a Miami area technology integrator to provide hardware for water leak monitoring and flooding prevention.


Konnected at Acqualina Case Study: Monitor & Stop W...
Watch later
Share
Stop Water Leaks
with the
Alarm Panel Pro
Watch on YouTube

Konnected was a finalist in the CEDIA Expo 2019 "TechStarter 5", and was the winner of Residential Systems Magazine's CEDIA Best of Show 2019. We were also awarded the TWICE VIP Award for Smart Home & Automation in the Home Security Systems category.





As Seen On:

AppMyHome BGR cnet

TechHive Residential Systems TWICE VIP AWARD 2020

WHY INVEST

Building a New Way of Protecting Our Homes and Businesses

Konnected's vision is to become a well recognized brand in the smart home security space and expand our market share to capture a significant percentage of the consumer home security retrofit market.

As we expand, we hope to expand our B2B sales channel by winning projects with technology integrators, builders, and real estate developers. We believe that if we nurture this channel, it could eventually grow to eclipse our D2C sales.

Meanwhile, on the e-commerce Direct to Consumer side, we plan to continue to grow organically, showing healthy sales growth year over year and profitable advertising and marketing efforts.


konnected
SAMSUNG
Konnected Alarm Panel

Konnected could not have happened without the support and backing of the smart home community. We launched in 2017 on Kickstarter with a concept that was already gaining traction with over 1700 backers and $180,000 raised. We've grown so much and come so far since then, launching new products, integrations, and capabilities consistently and in response to our valued customers' feedback.

You are investing not only in the growth of our company, but also in the future of the Konnected product and platform. Invest today and help us get to that next level!

January 2017 — Idea is born!
Nate's first prototype of what will later become the Konnected Alarm Panel

June 2017 — Open Source
The precursor to Konnected's open-source firmware is published on Github.

June 19, 2017 — First Sale!
Nate sells the first "DIY Kit" in his newly launched Shopify store.

July 1, 2017 — All In
Nate leaves his full-time engineering management job in San Francisco to focus on the product full-time.

September 2017 — First Manufactured Prototype
The first manufactured prototype of the Konnected Alarm Panel arrives.

November 14, 2017 — Kickstarter Launch
The Konnected Alarm Panel launches on Kickstarter

December 17, 2017 — Successfully Funded!
Kickstarter campaign successfully closes with over $180,000 pledged from over 1,700 backers.

March 2018 — Rewards Shipped
Kickstarter rewards begin shipping

May 2018 — Home Assistant
Konnected's Home Assistant integration is live!

December 2018 — Alarm Panel INTERFACE
Konnected's "Interface" product launches.

April 2019 — ISC West
Konnected's trade show debut

February 2020 — Alarm Panel v2
Konnected's 2nd generation hardware starts shipping.

October 2020 — Works With SmartThings
Konnected earns official "Works With SmartThings" certification.

November 2020 — Alarm Panel Pro!
The long awaited Alarm Panel Pro starts shipping!

January 2021 — $1 million
Konnected closes out 2020 with over $1 million in revenue.

August 2021 — Alexa Skill
Konnected launches its Alexa skill

In the Press

cnet · TechHive · BGR · TWICE VIP Award 2020 · Residential Systems · AppMyHome · PCN Network // Tech · SIW Security Infowatch.com · iot for all · CEPro

SHOW MORE

Meet Our Team



Nate Clark

Founder/CEO

Former silicon valley software engineer turned IoT entrepreneur. Open-source enthusiast, tinkerer, and inventor responsible for defining Konnected's mission.



Carl Boyce

Product Engineer

Electrical engineer with over a decade of experience designing products and circuits for high-tech detection devices.



Joe Roberts

Advisor to the CEO

Seasoned executive and leader in the smart home, IoT, and software industries. Current CEO of RTI Control, a leading control and automation system manufacturer.



Andy Wulff

Support Specialist

DIYer, maker, problem solver and smart-home enthusiast with over 60 connected devices.



Ben Lebson

Product Engineer

Passionate maker with a background in Electrical and Mechanical Engineering in the Commercial Aerospace Industry.



Reese Patel

Support Specialist

DIYer, problem solver, smart home enthusiast with over a decade of experience in IT Professional Services



Carrie Meyer

E-commerce Operations

Customer Service Specialist with a background in Business Management

Offering Summary

Company :	Konnected Inc.
Corporate Address :	5718 Old Cheney Hwy, Orlando, FL 32807
Offering Minimum :	$9,999.00
Offering Maximum :	$1,069,999.50
Minimum Investment Amount (per investor) :	$195.00

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	6,666
Maximum Number of Shares Offered	713,333
Price per Share	$1.50
Pre-Money Valuation	$6,900,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class A Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class A Common Stock

Early Bird Perks

Friends and Family - First 72 hours | 15% bonus shares

Kickstarter Backer Bonus (anyone who backed our Kickstarter in 2017) | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Investment Perks

$195+ | $15 product voucher to use at konnected.io

$300+ | $25 product voucher to use at konnected.io

$1,000+ | Konnected Alarm Panel Pro package: includes 1 Alarm Panel Pro Conversion Kit valued at $229

$2,500+ | 2 Pro package: includes 2 Alarm Panel Pro Conversion kits and 2 Backup Batteries, valued at $534

$5,000+ | 5% bonus shares plus $100 product voucher to use at konnected.io

$10,000+ | 10% bonus shares plus $250 product voucher to use at konnected.io

$50,000+ | 10% bonus shares plus visit to Orlando, Florida to meet Konnected founder Nate Clark. Includes domestic airfare, 3 nights resort hotel, and a dinner/drinks evening out with the team.

**All perks occur when the offering is completed.*

10% StartEngine Owners Bonus

Konnected Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.50 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Konnected to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video</u>

Konnected transforms your home's wired alarm system into a smart home device, which connects you to the smart home revolution. Tens of millions of homes are already pre-wired for alarm systems. We're here to make an app-connected home anywhere there's an existing alarm panel. [Alexa voice]: Front door open. Konnected unlocks automation and app-based home monitoring with platforms like Samsung SmartThings, Amazon's Alexa, and the open source Home Assistant. Outdated security systems just don't fit today's lifestyle. We found a way to ditch the old keypads and bring your home's sensors into the smart home apps that you already love, free from contracts and monthly fees. It's the ultimate smart home hack. Our mission is to make smart home monitoring accessible, easy, and private. We build upon platforms consumers already use, helping them access best in class automations, which are cloud-based or 100% locally hosted, with no vendor lock-in and the freedom to choose. Our secure local APIs even enable private local communication, appealing to the techie prosumer and commercial customers building their own integrations. I launched the Konnected alarm panel 4 years ago and never imagined this kind of response. To date, we've shipped tens of thousands of Konnected alarm panels to customers all over the world. Konnected's gross sales already exceed $3.5 million. Like me and other homeowners, we needed a smart, simple, and straightforward way to upgrade our old wired alarm panels. In 2020, we introduced the Konnected Alarm Panel Pro, a powerful 12-zone IoT smart panel with Ethernet and Power-o ver-Ethernet capability. Konnected Pro has quickly become our best seller in direct to consumer and e-commerce markets, and has been successful in commercial installations. And now our Interface Module allows you to connect any brand of traditional alarm system in-parallel with Konnected, enabling traditional security and smart home monitoring to work together. Our manufacturing is lean, simple and stateside, enabling us to innovate quickly, producing the best quality products quickly and reliably. For 2022, we've set our sights on making dumb garage doors smart. We also have big plans on the horizon with native connections to Alexa and Google Assistant, as well as supporting high-end control systems like Control4. We need to increase our sales and manufacturing velocity to address the growing global demand, and I can't do it without your help. Together, we can support homeowners everywhere access secure smart monitoring and more connected life. Konnected exists because of the home automation community. From it, we built this incredible team and created an award-winning product. Our backers funded the first Konnected alarm panel. They loved the product, loved the idea, and we pulled it off. Now I'm asking for your support again. Invest in the future of Konnected and help people everywhere live happier, more connected lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 10/12/2017 08:50 AM
Original ID: 2017-000768256
Amendment ID: 2017-002146489

Profit Corporation
Articles of Amendment

1. Corporation name:

The name of the Corporation is changed as follows:
Old Name: Konnected
~~New Name: Konnected Inc.~~

2. Article number(s) see below is amended as follows:

Article 5 is amended and restated as attached. A new Article 9 and a new Article 10 are added hereto as attached.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

na

4. The amendment was adopted on 09/11/2017
(Date – mm/dd/yyyy)

Received
OCT - 9 2017
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

[ ] **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

[ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

[X] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: DocuSigned by: Nathaniel Clark 847D803C5BB849E...

(May be executed by Chairman of Board, President or another of its officers.)

Date: 09/11/2017 *(mm/dd/yyyy)*

Print Name: Nathaniel Clark

Title: President

Contact Person: Nathaniel Clark

Daytime Phone Number: 678-612-1613

Email: nate@konnected.io

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

Checklist

[X] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
[X] Please submit one **originally signed** document.
[X] **Typical processing time is 3-5 business days** following the date of receipt in our office.
[X] Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

KONNECTED INC.
ADDITIONAL ARTICLES OF INCORPORATION

5 THE NUMBER, PAR VALUE AND CLASS OF THE SHARES THE CORPORATION WILL HAVE THE AUTHORITY TO ISSUE ARE:

The total number of shares that the Corporation is authorized to issue is **10,000,000**, each with a **par** value of **$0.00001**, as set forth below:

(A) **10,000,000** shares of "**Common Stock**", of which
  (1) **5,600,000** shares are designated "**Class A Common Stock**", and
  (2) **4,000,000** shares are designated of "**Class B Common Stock**", and

(B) **400,000** shares of "**Preferred Stock**", of which **400,000** are designated "**Series FP Preferred Stock**".

9 TERMS OF THE COMMON STOCK AND THE PREFERRED STOCK

9.1 Series FP Preferred Stock, Class B Common Stock and Class A Common Stock. The preferences, limitations, voting powers and relative rights of the Class A Common Stock, the Class B Common Stock and the Series FP Preferred Stock are as follows:

9.1.1 Voting Rights. Except as otherwise provided in these Articles or by applicable law, the each of the holders of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock shall vote together as a single voting group on all matters submitted to a vote of the Corporation's "**Stockholders**". Each share of

(A) Class A Common Stock has one vote,
(B) Class B Common Stock has ten votes, and
(C) Series FP Preferred Stock has ten votes,

in each case as of the applicable record date on any matter that is submitted to a vote of the Stockholders.

9.1.2 Distributions.

9.1.2.1 In General. Except as provided in Section 9.1.2.2 and Section 9.1.2.3, shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably as if they constituted a single class of common stock of the Corporation, on a per share basis with respect to any Distribution as may be declared by the Board from time to time with respect to the common stock of the Corporation, unless different treatment of the shares of each series such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock, each series and class voting as a separate voting group.

9.1.2.2 Distributions Paid in Shares. In the event the Board declares a Distribution on the Common Stock payable in the form of shares of Common Stock, then the holders of Series FP Preferred Stock, the Class A Common Stock and the Class B Common Stock shall be treated equally and ratably with respect thereto, *provided that* each such Series and Class will receive shares (or Rights thereto, as the case may be) of the same Series or Class, unless different treatment of the shares of each such series class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock, each series and class voting as a separate voting group.

9.1.2.3 Distribution upon Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Change of Control Transaction, the amounts available for distribution to the holders of the Common Stock shall be distributed,

first to the holder of Series FP Preferred Stock until an amount equal to $1.00 per share shall have been so distributed, and

second to the extent that any further distribution is to be made, to the holders of each share of Series FP Preferred Stock and Common Stock equally, identically and ratably, on a per share basis as a single group.

The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such distribution shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

9.1.3 Subdivision or Combination. If the Corporation in any manner subdivides or combines the outstanding shares of Series FP Preferred Stock, Class A Common Stock or Class B Common Stock, then the outstanding shares of the other such classes will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such series and class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock, each series and class voting as a separate voting group.

9.1.4 Equal Status. Except as otherwise expressly provided in these Articles or required by applicable law, shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing sentence, in connection with a Change of Control Transaction, shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed in respect of such shares to Stockholders, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock, each series and class voting as a separate voting group.

9.1.5 Automatic Exchange of Series FP Preferred Stock for Class B Common Stock. Immediately prior to the effectiveness of any amendment to these Articles which provides for the creation of any new class of stock, which new class of stock has the benefit of a preference as to all or any portion or type of Distributions which is superior in any respect to the rights of the Common Stock or the Series FP Preferred Stock in such Distributions, all of the then unissued shares of Series FP Preferred Stock shall be deemed to have been automatically issued to the holders of the Class B Common Stock and exchanged on a one share of Series FP Preferred Stock for one share of Class B Common Stock. Such issuance will be divided ratably among the holders of the Class B Common Stock such that each holder of Class B Common Stock will receive a percentage of the total number of shares of Series FP Preferred Stock being so issued equal to such holder's then determined percentage ownership of the entire class of Class B Common Stock. Such issuance of Series FP Preferred Stock shall be automatic without further act by the Board or the Stockholders. The Secretary is authorized to evidence such issuance and exchange by issuing new stock certificates or notices of issuances at the discretion of the Secretary. Such exchanged shares of Class B Common Stock shall be retired and not reissued.

9.1.6 Conversion of Series FP Preferred Stock and Class B Common Stock.

9.1.6.1 Voluntary Conversion.

9.1.6.1.1 Right to Convert. Each share of Series FP Preferred Stock and each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the "**Secretary**" of the Corporation and compliance with the procedures for voluntary conversion as set forth in <u>Section 9.1.6.1.2</u>, or such other procedures that Corporation and the holders of a majority of the Series FP Preferred Stock (with respect thereto) and the Class B Common Stock (with respect thereto) separately may adopt by written agreement.

9.1.6.1.2 Mechanics of Conversion.

(A) Initiation. Before any holder of Series FP Preferred Stock or Class B Common Stock shall be entitled to convert voluntarily some or all shares of such holder's Series FP Preferred Stock or Class B Common Stock (the "**Converting Shares**") into shares of Class A Common Stock pursuant to this Section 9.1.6.1, such holder shall deliver a written notice (the "**Conversion Notice**") to the Secretary at the office of the Corporation that shall state

(1) that such holder elects to convert the Converting Shares into Class A Common Stock,

(2) the class and number of Converting Shares to be converted into shares of Class A Common Stock,

(3) any conditions upon which such conversion is contingent.

Such holder shall

(a) surrender the certificate or certificates evidencing the Converting Shares(if such shares are evidenced by certificates) of which all or a portion are to be converted, at the office of the Corporation, *provided, however*, that if the certificate or certificates (if any) evidencing the shares to be converted have been lost, stolen, or destroyed, the holder may, in lieu of delivering such certificate or certificates, notify the Secretary that such certificate or certificates have been lost, stolen, or destroyed and execute and deliver an agreement satisfactory to the Corporation (the "**lost certificate agreement**") to indemnify the Corporation from any loss incurred by it in connection with such certificate or certificates;

(b) provide payment of all transfer taxes (or proof of payment thereof), if any; and

(c) provide any stock powers or other documents reasonably required by the Secretary.

(B) Issuance of Class A Common Stock. The Corporation shall, as soon as practicable thereafter, provide for the issuance and delivery to such holder, at the address for delivery indicated in the Conversion Notice, of certificate or certificates for the number of shares of Class A Common Stock into which such holder has elected to convert the Converting Shares. At the option of the Corporation, the Corporation may issue notices of issuance of shares in lieu of certificates.

(C) Effectiveness of Conversion. Such conversion shall be deemed to have been made immediately before the close of business on the later of

(1) the date of receipt by the Secretary of the Conversion Notice or immediately prior to the satisfaction of the conditions of conversion set forth therein, if any, or

(2) if such stock is evidenced by certificates, the date of either

(a) the surrender to the Secretary of the certificate or certificates evidencing the shares of Series FP Preferred Stock or Class B Common Stock to be converted, or

(b) the delivery of the lost certificate agreement, as the case may be

(the later of the dates under the preceding clause (1) or clause (2), the "**Voluntary Conversion Date**"), and the holder entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such Voluntary Conversion Date. Upon any conversion of the Converting Shares into to Class A Common Stock, all rights of the holder of such shares of Converting Shares shall cease and the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the record holder or record holders of such shares of Class A Common Stock.

(D) Conditional Conversion. The holders of Series FP Preferred Stock and Class B Common Stock may make the conversion of such shares into Class A Common Stock conditional upon the occurrence of an event or events, or the completion of a transaction or transactions, and specify a deadline therefor. If such condition is not satisfied prior to such deadline, such holder's ownership of such shares of Series FP Preferred Stock and Class B Common Stock shall be returned to the status quo ante.

9.1.6.2 Automatic Conversion.

9.1.6.2.1 Events. Each share of Series FP Preferred Stock and Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon

(A) a Transfer of such share of Series FP Preferred Stock or Class B Common Stock, other than a Permitted Transfer, or

(B) the nine month anniversary of the death or Mental Disability of the Founder holding such share of Series FP Preferred Stock or Class B Common Stock *provided that* Voting Control of each such share of Series FP Preferred Stock and Class B Common Stock, as the case may be, during such nine month period, shall be and by operation of this provision automatically is assigned jointly to the Founders who are not at such time deceased or subject to a Mental Disability or if there are no such Founders, jointly to the members of the Board, or during any period when there are no such members, the highest ranking Officer, and *provided further* that if such Mental Disability terminates during such nine month period, the Voting Control of each such share shall revert back to such Founder holding such share and such conversion to Class A Common Stock shall not occur.

9.1.6.2.2 Procedure. Automatic conversion of the shares of Series FP Preferred Stock and Class B Common Stock pursuant to this Section 9.1.6.2 shall be effective without any further action on the part of the holder of such shares or the Corporation and shall be effective whether or not the certificates (if any) for such shares are surrendered to the Corporation. The Corporation will, upon request of the holder thereof and the return of the certificates (if any) or a lost certificate agreement (if required), issue certificates or notices of issuance of stock (at the option of the Corporation) of Class A Common Stock to the holder thereof.

9.1.6.3 Administration. The Corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure, including, without limitation, the issuance of stock certificates or notices of issuance, as the Corporation deems necessary or advisable. The Corporation may request that holders of shares of Series FP Preferred Stock and Class B Common Stock furnish affidavits, certificates or other proof to the Corporation as the Corporation deems necessary to verify the ownership of such Series FP Preferred Stock and such Class B Common Stock and to confirm that a conversion to Class A Common Stock pursuant to Section 9.1.6.1 or Section 9.1.6.2 has or has not occurred. A determination by the Secretary with respect to whether a conversion to Class A Common Stock has or has not occurred shall be conclusive and binding.

9.1.6.4 Retirement of Stock. Shares of Series FP Preferred Stock and Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 9.1.6 shall be retired and may not be reissued.

9.1.7 Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Series FP Preferred Stock and Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series FP Preferred Stock Class B Common Stock into shares of Class A Common Stock.

9.1.8 No Further Issuance. Except for the issuance or payment of Series FP Preferred Stock or Class B Common Stock pursuant to Section 9.1.2, Section 9.1.3 or Section 9.1.5, the Corporation shall not issue any additional shares of Series FP Preferred Stock or Class B Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock, each series and class voting as a separate voting group.

9.2 Terms of Additional Preferred Stock. [Reserved]

9.3 Definitions. As used in these Articles, the terms not defined elsewhere herein have the following meanings:

"**Board**" means the board of directors of the Corporation.

"**Change of Control Transaction**" means the occurrence of any of the following events:

(A) the sale, lease, exchange or other disposition (other than liens, encumbrances and the grant of security interests in the ordinary course of business and non-exclusive licenses in the ordinary course of business) by the Corporation of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation); *provided that* any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "Change of Control Transaction"; or

(B) the merger or consolidation of the Corporation with or into any other business entity, or the acquisition of the Corporation by means of a share exchange, other than a merger, consolidation or share exchange that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent, or being converted into, cancelled in consideration of obtaining the right to receive, or exchanged for, voting securities that represent, immediately following such merger, consolidation or share exchange, more than half of the total voting power of the capital stock of

(1) the Corporation or the surviving entity or

(2) if the Corporation or the surviving entity is a subsidiary of another entity immediately following such merger, consolidation or share exchange, the parent entity of the Corporation or the surviving entity.

"**Director**" means a director of the Corporation.

"**Distribution**" means

(A) any dividend or distribution of cash, property or shares of the Corporation's capital stock; and

(B) any distribution following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

"**Founder**" means Nathaniel Clark.

"**Governing Law**" means the internal law (excluding choice of law) of Wyoming.

"**Mental Disability**" means, with respect to a Founder, permanent and total disability such that such Founder is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute as to whether a Founder has suffered a Mental Disability, no Mental Disability of the Founder shall be deemed to have occurred unless and until an affirmative ruling regarding such Mental Disability has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable.

"**Officer**" means an officer of the Corporation.

"**Permitted Entity**" means, with respect to a Founder, any of the following entities to which such Founder has made a Transfer of shares of Series FP Preferred Stock or shares of Class B Common Stock (collectively, "**Transferred Shares**"), but only for so long as the Founder retains sufficient legal control over such entity that the Founder retains sole dispositive power and exclusive Voting Control with respect to such Transferred Shares held by each such entity:

(A) a trust for the benefit of such Founder and no other persons *so long as* such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such Founder;

(B) (1) a trust for the benefit of such Founder and persons other than such Founder; *provided that* such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such Founder;

(2) a trust under the terms of which such Founder has retained a "qualified interest" within the meaning of Section 2702(b)(1) of the Internal Revenue Code (the "**Code**") and/or a reversionary interest;

(C) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Founder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code;

(D) a corporation in which such Founder directly, or indirectly through one or more Permitted Entities, owns shares;

(E) a partnership in which such Founder directly, or indirectly through one or more Permitted Entities, owns partnership interests; or

(F) a limited liability company in which such Founder directly, or indirectly through one or more Permitted Entities, owns membership interests;

provided, further, that in the event such Founder no longer has sole dispositive power and exclusive Voting Control with respect to any of such Shares ("**Non-Controlled Shares**") held by any of the aforementioned entities, such Non-Controlled Shares shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock. Notwithstanding the foregoing, if the Transferred Shares held by the entities described in clause (B) constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code), then such Transferred Shares will not automatically convert to Class A Common Stock until thirty business days after such time (the "**Shift Date**") as the Transferred Shares would no longer constitute stock of a "controlled corporation" pursuant to the Code. If such Founder does not, prior to the Shift Date, regain sole dispositive power and exclusive Voting Control with respect to such Transferred Shares, each such Transferred Share shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock as of the Shift Date.

"**Permitted Transfer**" means a Transfer of any shares of

(A) Series FP Preferred Stock or Class B Common Stock by a Founder to another Founder or a Permitted Entity of a Founder or from a Permitted Entity of a Founder to a Founder or another Permitted Entity of a Founder, or

(B) Series FP Preferred Stock in connection with the conversion of such shares into another class of preferred stock of the Corporation *provided that*

(1) such other class of preferred stock is intended for sale to third party investors, and

(2) the shares of such other class of preferred stock held by the Founder have same voting rights per share as all other holders of such other class of stock.

"**Rights**" means any option, warrant, conversion right or contractual right of any kind to acquire shares of the Corporation's authorized but unissued capital stock.

"**Transfer**" of a share of stock means any sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal, economic, or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" shall also include, without limitation,

(A) a transfer of a share to a broker or other nominee, regardless of whether or not there is a corresponding change in beneficial ownership (provided however that any such transfer to a broker or other nominee that is determined by the Secretary to have been unintended by the transferor shall not be considered a "Transfer" if no stockholder vote has occurred since such unintended transfer to the broker or nominee and such transfer to the broker or nominee is rescinded, revoked or reversed within 15 days after the transferor first becomes aware of such unintentional transfer) or

(B) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share by proxy or otherwise;

provided, however, that the following shall not be considered a "Transfer":

(1) the grant of a proxy to Officers or Directors at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(2) the entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with Stockholders who are Founders or one or more Permitted Entities of Founders, that

(a) is disclosed prior to the effectiveness thereof in writing to the Secretary,

(b) either has a term not exceeding one year or is terminable by the Founders or one or more Permitted Entities of Founders at any time, and

(c) does not involve any payment of cash, securities, property or other consideration to a Founder or any Permitted Entity of a Founder other than the mutual promise to vote shares in a designated manner;

(3) the pledge of shares by a Founder or a Permitted Entity of a Founder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Founder continues to exercise exclusive Voting Control over such pledged shares; *provided, however*, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer"; or

(4) the fact that the spouse of any Founder possesses or obtains a community property interest in such Founder's shares arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer" of such shares.

"**Voting Control**" with respect to a share of voting stock means the exclusive power (or shared power is so long as such power is shared solely among Founders and Permitted Entities) to vote or direct the voting of such share of stock by proxy, voting agreement, or otherwise.

10 GENERAL PROVISIONS

The following provisions are subject to contrary provisions elsewhere in these Articles and unwaivable, mandatory contrary provisions of the Governing Law. Any person who has an interest in the capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 10.

10.1 Purpose. The purpose of the Corporation is to engage in any lawful business.

10.2 Director Liability

10.2.1 Limitation of Director Liability. A Director shall not be personally liable to the Corporation or the Stockholders for monetary or other damages for breach of fiduciary duty as a Director.

10.2.2 Indemnification. The Corporation is authorized to provide indemnification of (and advancement of expenses including attorneys' fees) to directors, officers, employees and agents of the Corporation and any other persons to which the Governing Law permits (collectively, "**Indemnitees**") through bylaw provisions, agreements with such Indemnitees, vote of Stockholders or disinterested Directors or otherwise, to the maximum extent permitted by the Governing Law.

10.2.3 Insurance. The Board may authorize the purchase, at the Corporation's expense, of insurance to insure:

(A) the Corporation for any obligation which it incurs as a result of the indemnification of Indemnitees; and

(B) Indemnitees against liability in instances in which they may not otherwise be indemnified by the Corporation under this Section 10.2.

10.2.4 Effect of Changes. If the Governing Law or this Section 10.2 is amended to further eliminate or limit the personal liability of directors, or provide further indemnification of Indemnitees, then the liability of a Director shall be so eliminated or limited and indemnification of the Indemnitees shall be so increased to the fullest extent permitted thereby. Any repeal or adverse modification of the Governing Law or this Section 10.2 by the Stockholders will not adversely affect any right or protection of any Director or Indemnitee existing at the time of, or increase the liability of any Director or Indemnitee with respect to any acts or omissions thereof occurring prior to such repeal or modification.

10.3 Jurisdiction. The state and Federal courts located as near as may be to the principal office of the Corporation at the time shall be the sole and exclusive forum for

(A) any derivative action or proceeding brought on behalf of the Corporation;

(B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation;

(C) any action asserting a claim against the Corporation arising pursuant to any provision of the Governing Law, these Articles or the Bylaws or any state or Federal securities law; or

(D) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Such courts will apply the Governing Law to such dispute.

10.4 Bylaws.

10.4.1 Amendment. The Board is expressly authorized to amend or repeal any or all of the bylaws of the Corporation (the "**Bylaws**"), except as otherwise provided in the Bylaws and further unless the Stockholders in amending or repealing a particular bylaw provide expressly that the Board may not amend or repeal that bylaw.

10.4.2 Number of Directors. The number of Directors will be determined in the manner set forth in the Bylaws.

10.4.3 Offices and Meetings and Books. The location of the principal office of the Corporation, meetings of Stockholders, and the books of the Corporation will be determined in accordance with the Bylaws.

10.4.4 Ballots. Election of Directors need not be by written ballot unless the Bylaws provide otherwise.

10.5 Cumulative Voting. Stockholders shall not have the right to cumulate votes for the election of Directors.

10.6 Uncertificated Shares. The Board may authorize the issue or exchange of some or all the shares of any or all of its classes or series with notices and without certificates, and further impose transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws and for further reasonable purposes.

10.7 Preemptive Rights. No Stockholder has a right to purchase shares of capital stock of the Corporation issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the Stockholder.

10.8 Stock Repurchases. A repurchase of the capital stock of the Corporation can be made without regard to any preferential dividends arrears amount or any preferential rights amount in connection with

(A) repurchases of capital stock issued to or held by employees, officers, directors, advisors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase,

(B) repurchases of capital stock issued to or held by employees, officers, directors, advisors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right,

(C) repurchases of capital stock of the Corporation in connection with the settlement of disputes, or

(D) any repurchase or redemption of Class B Common Stock or Series FP Preferred Stock approved by the holders of Class B Common Stock or Series FP Preferred Stock.

10.9 Contracts with Interested Stockholders and Directors. The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with a Director or a Stockholder and with corporations, associations, firms, and entities in which such Directors and Stockholders are or may be or become interested as directors, officers, stockholders, members, or otherwise. Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of such Director or stockholder having an interest in the contract or transaction.

10.10 Corporate Opportunities. The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "**Excluded Opportunity**" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any Director or any holder of an interest in capital stock of the Corporation (and any affiliates of any thereof) who in either case is not an employee of the Corporation or any of its parents or subsidiaries (an "**Excluded Person**"), unless such Excluded Opportunity is presented to, or acquired, created or developed by, or otherwise comes into the possession of, an Excluded Person expressly and solely in such Excluded Person's capacity as a director of the Corporation.

10.11 Ratification by Stockholder Vote. Any contract, transaction, or act of the Corporation or of any Director or Officer that shall be authorized, approved, or ratified by the affirmative vote of a majority of the votes of Stockholders entitled to vote shall be as valid and as binding as though ratified by every Stockholder.

10.12 Stockholder Action by Written Consent. Any action required or permitted to be taken at any meeting of stockholders or any group thereof may be taken without notice or a meeting or a vote if the action is taken by written consent of a majority of the votes of Stockholders entitled to vote on the action, so long as notice of the taking of such action is thereafter delivered to all stockholders entitled to vote on the action.

10.13 Reduced Voting Requirements.

10.13.1 Separate Group Voting Rights. Each Stockholder waives all separate voting group rights under the Governing Law.

10.13.2 Supermajority Voting Rights. In the case of any matter submitted to a vote of the Stockholders for which the Governing Law provides for the approval of a supermajority of the votes of any or each voting group entitled to be cast thereon, the approval of a majority, rather than such supermajority, of such votes shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution.

10.14 Quorum for Stockholder Meetings. Except as otherwise provided in the Bylaws, a quorum shall exist at any meeting of stockholders if a majority of the votes entitled to be cast thereat is represented in person or by proxy at the beginning of the meeting. In cases of doubt, the Secretary conclusively will determine whether meetings were properly called, conducted, adjourned and terminated.

10.15 Authority to Amend Articles of Incorporation

10.15.1 Reservation. The Corporation reserves the right to amend or repeal any of the provisions contained in these Articles in any manner now or hereafter permitted by the Governing Law or by these Articles and the rights of the Stockholders are granted subject to this reservation.

10.15.2 Amendment of These Articles. Except as provided elsewhere in these Articles, and to the extent permitted by law, the sole manner in which these Articles may be amended is by Stockholders holding a majority of eligible votes at a duly called meeting thereof or by a written consent.

10.16 Savings Clause. If any provision of these Articles is declared by a court of competent jurisdiction to be invalid, unenforceable or contrary to applicable law, the remainder of these Articles shall be enforceable in accordance with their terms.

10.17 Correction of Clerical Errors. The Corporation has the authority to correct clerical errors in any documents filed with the Secretary of State, including these Articles, without the necessity of special stockholder approval of such corrections.

STATE OF WYOMING
Office of the Secretary of State

I, ED MURRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF NAME CHANGE

Current Name: **Konnected Inc.**
Old Name: **Konnected**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **12th** day of **October**, **2017**


GREAT SEAL OF THE STATE OF WYOMING
EQUAL RIGHTS

Filed Date: 10/12/2017

Secretary of State

By: Bailey Johnson

Wyoming

Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 10/27/2017 09:48 AM
Original ID: 2017-000768256
Amendment ID: 2017-002150298

Profit Corporation
Articles of Amendment

1. Corporation name:

Konnected Inc.

2. Article number(s) see below is amended as follows:

Article 5 is amended and restated as attached.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

na

4. The amendment was adopted on 09/12/2017
(Date – mm/dd/yyyy)

Received
OCT 23 2017
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

[ ] **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

[ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

[X] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: DocuSigned by: Nathaniel Clark 847D803C5BB849E... **Date:** 09/12/2017

(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: Nathaniel Clark

Contact Person: Nathaniel Clark

Title: President

Daytime Phone Number: 678-612-1613

Email: nate@konnected.io

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

Checklist

- [X] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [X] Please submit one **originally signed** document.
- [X] **Typical processing time is 3-5 business days** following the date of receipt in our office.
- [X] Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Can you help me accomplish something BIG this year? GMass Reports/Sent Copies ×

GMass_Sent_Copy@gmass.co
to 31-recipients-f536319e

Tue, Jan 18, 1:30 PM (5 days ago)

{Given Name},

You know I'm always coming up with entrepreneurial ideas. That's been my thing for pretty much my whole life. Five years ago I started tinkering with alarm systems and IoT and I took this one idea to market. I'm sure you remember my Kickstarter campaign back in 2017 where I raised just over $180,000 to get the product started ... and look how far we've come!

I'm so proud that this past year my company Konnected did just over $1 million in total sales! We're selling thousands of our award winning 3rd-generation smart wired alarm system kits to customers all over the world. I bootstrapped the company this far, but I have a lot more to do to achieve my mission of making every wired home smart.

This year, I'm teaming up with StartEngine – an equity crowdfunding platform endorsed by "Mr. Wonderful" (Kevin O'Leary) – and working out the details of an equity fundraising campaign. This is an opportunity for you to invest a small amount in the future of Konnected and really help boost my chances of making something BIG. Equity crowdfunding is different from Kickstarter in that it gives supporters like you a chance to own a partial stake in the company. It's a very efficient way for startups like mine to raise capital while presenting huge opportunities for investors.

Your support out of the gate is really, REALLY important. I plan on doing a "friends-and-family" incentive as soon as we launch to create really strong momentum from the start.

Can I count on your involvement? The details of this opportunity are *almost ready* to share, and when they are I want you to be first to take a look. Reply to let me know that you're interested or just drop your email here to get early access on StartEngine as soon as we launch.

Thank you so much for believing in me! 🤩

IMPORTANT: Konnected is "testing the waters" to gauge investor interest in an offering under SEC Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed and only through an intermediary's platform (StartEngine). Your indication of interest involves no obligation or commitment of any kind.

--

Nate Clark
Founder

konnected

Reply | Reply all | Forward

Need your help with something I'm working on 🙏 GMass Reports/Sent Copies ×

GMass_Sent_Copy@gmass.co
to 479-recipients-big-52054c90

Wed, Jan 19, 4:32 PM (4 days ago)

Hey {Given Name},

How are you? Hope everyone is well.

Not sure if you remember but I started a company a few years ago based on an IoT alarm system idea that I came up with. In the fall 2017 after leaving my last company, Hired, I launched a Kickstarter where I raised about $180,000 to get the product started, then made the move to Orlando, Florida to bootstrap it on my own.

I'm so proud that this past year my company Konnected did just over $1.1 million in gross revenue. We're selling thousands of our award winning 3rd-generation smart wired alarm system kits to customers all over the world. I've bootstrapped the company this far, but I have a lot more to do to achieve my mission of making every wired home smart.

This year, I'm teaming up with StartEngine – an equity crowdfunding platform endorsed by "Mr. Wonderful" (Kevin O'Leary) – and working out the details of an opportunity for you to invest in the future of Konnected and really help boost my chances of making something BIG. Equity crowdfunding is different from Kickstarter in that it gives supporters like you a chance to own a partial stake in the company. It's a very efficient way for startups like mine to raise capital while presenting huge opportunities for investors.

Your support out of the gate is really, REALLY important. We hope to offer a "friends-and-family" (that's you!) incentive as soon as we launch to create really strong momentum from the start. Also if you have ANY contacts that you think might be interested in a young IoT startup like mine, please let me know!

Can I count on your involvement? The details of this opportunity are *almost ready* to share, and when they are I want you to be first to take a look. Reply to let me know that you're interested or just drop your email here to get early access on StartEngine.

Thank you so much for believing in me! 🤩

IMPORTANT: Konnected is "testing the waters" to gauge investor interest in an offering under SEC Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed and only through an intermediary's platform (StartEngine). Your indication of interest involves no obligation or commitment of any kind.

--
Nate Clark
Founder & CEO

konnected

Need your help with something I'm working on 🙏 GMass Reports/Sent Copies ×

GMass_Sent_Copy@gmass.co
to 40-recipients-61c6b0b9

Wed, Jan 19, 5:51 PM (4 days ago)

Hey {Given Name},

How are you? Hope everyone is well.

Not sure if you remember but I started a company a few years ago based on an IoT alarm system idea that I came up with. In the fall 2017 after leaving my last company, Hired, I launched a Kickstarter where I raised about $180,000 to get the product started, then made the move to Orlando, Florida to bootstrap it on my own.

I'm so proud that this past year my company Konnected did just over $1.1 million in gross revenue. We're selling thousands of our award winning 3rd-generation smart wired alarm system kits to customers all over the world. I've bootstrapped the company this far, but I have a lot more to do to achieve my mission of making every wired home smart.

This year, I'm teaming up with StartEngine – an equity crowdfunding platform endorsed by "Mr. Wonderful" (Kevin O'Leary) – and working out the details of an opportunity for you to invest in the future of Konnected and really help boost my chances of making something BIG. Equity crowdfunding is different from Kickstarter in that it gives supporters like you a chance to own a partial stake in the company. It's a very efficient way for startups like mine to raise capital while presenting huge opportunities for investors.

Your support out of the gate is really, REALLY important. We hope to offer a "friends-and-family" (that's you!) incentive as soon as we launch to create really strong momentum from the start. Also if you have ANY contacts that you think might be interested in a young IoT startup like mine, please let me know!

Can I count on your involvement? The details of this opportunity are *almost ready* to share, and when they are I want you to be first to take a look. Reply to let me know that you're interested or just drop your email here to get early access on StartEngine.

Thank you so much for believing in me! 🤩

IMPORTANT: Konnected is "testing the waters" to gauge investor interest in an offering under SEC Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed and only through an intermediary's platform (StartEngine). Your indication of interest involves no obligation or commitment of any kind.

--

Nate Clark
Founder & CEO

konnected

We did it once. With your help, we can do it again.

GMass Reports/Sent Copies ×

GMass_Sent_Copy@gmass.co
to 1754-recipients-big-c7a91e53

Fri, Jan 21, 2:49 PM (2 days ago)

A little over 4 years ago you helped me launch Konnected with a vision for making wired alarm systems smart. I'm still so grateful for this opportunity, I love going to work every day, and I'm happy to say that Konnected is still going strong. We absolutely could not have done it without you!

I'm so proud that this past year Konnected did just over $1.1 million in gross revenue! We're selling our award winning 3rd-generation smart wired alarm system kits to customers all over the world. I've bootstrapped the company this far, but we have a lot more to do to achieve our mission of making every wired home smart. Which is why I've decided to ask the community for help once again.

This year, I'm teaming up with StartEngine – an equity crowdfunding platform endorsed by "Mr. Wonderful" (Kevin O'Leary) – and working out the details of an opportunity for you to invest in the future of Konnected and really help boost our chances of making Konnected into something BIG. Equity crowdfunding is different from Kickstarter in that it gives supporters like you a chance to own a partial stake in the company. You already own a Konnected product – now you can own a piece of the company, too!

I can't wait to share our growth plans with you via our StartEngine campaign page in just a few days! I think you'll be excited about what's to come.

Your support out of the gate is really, REALLY important. We hope to offer a "friends-and-family" incentive (that's YOU) as soon as we launch to create really strong momentum from the start. Also, as one of our original Kickstarter backers, we're considering exclusive perks just for you.

Can I count on your involvement? The details of this opportunity are *almost ready* to share, and when they are I want you to be first to take a look. Reply to let me know that you're interested or just drop your email here to get early access on StartEngine. As soon as we launch I'm going to really need you to help spread the word.

Thank you so much for making Konnected so great! 🤩

Nate Clark

IMPORTANT: Konnected is "testing the waters" to gauge investor interest in an offering under SEC Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed and only through an intermediary's platform (StartEngine). Your indication of interest involves no obligation or commitment of any kind.

--

Nate Clark
Founder & CEO

konnected

konnected.io

January 20 at 1:56 PM ·

Konnected is gauging interest in an upcoming crowdfunding investment opportunity. Drop your email on our StartEngine page if you're interested in an opportunity to help fund Konnected's growth and share in our potential success! https://ttw.startengine.com/ttw/konnected

Konnected was started out of a passion for home automation, open-source software, and my belief that homeowners should have the freedom and flexibility to have the smart home monitoring solution that works best for them. Five years ago this month I published the very first (and very simplistic) version of what would later become the Konnected firmware on GitHub. In 2017 I formed a company, left my full-time job, and launched a Kickstarter campaign and the Konnected Alarm Panel was born!

This community helped us raise over $180,000 on Kickstarter to get the product started. Since then, we've sold over $3.5 million worth of products to customers all over the world, built out integrations with some of the leading consumer smart home platforms, launched a cloud service, launched the Alarm Panel Pro (with Ethernet!), and have several new products and integrations in the works!

We've bootstrapped the company this far and growth has been solid. There's still so much more to do to achieve our mission of making every wired home smart – and I've decided to again ask our community for help.

This year, Konnected is teaming up with StartEngine – an equity crowdfunding platform endorsed by "Mr. Wonderful" (Kevin O'Leary) – and working out the details of an equity fundraising campaign. This is an opportunity for supporters like you to invest a small amount in the future of Konnected. Equity crowdfunding is different from Kickstarter in that it gives investors like you a chance to own a partial stake in the company. It's a very efficient way for startups like Konnected to raise capital while presenting huge opportunities for investors in the community.

As I work tirelessly to scale this company, I always, ALWAYS keep the best interest of the end user at the forefront. Our mission is to make every wired home smart, and to do it in a way that's open, inter-operable, flexible, and secure. That's one of the reasons we're inviting you soon to join us not only as a customer and supporter – but also as an investor and part-owner.

Details are coming out very soon. If you're interested in supporting Konnected and investing in our success, please drop your email here to get early access on StartEngine: https://ttw.startengine.com/ttw/konnected

Thank you so much for making Konnected great! 🤩

Nate Clark, Konnected founder

IMPORTANT: Konnected is "testing the waters" to gauge investor interest in an offering under SEC Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed and only through an intermediary's platform (StartEngine). Your indication of interest involves no obligation or commitment of any kind.



TTW.STARTENGINE.COM

StartEngine | Konnected

Konnected is testing the waters on StartEngine. Learn more. The easy,...

konnected.io shared a link.
January 20 at 1:59 PM ·

Konnected is gauging interest in an upcoming crowdfunding investment opportunity. Drop your email on our StartEngine page if you're interested in an opportunity to help fund Konnected's growth and share in our potential success! https://ttw.startengine.com/ttw/konnected

Konnected was started out of a passion for home automation, open-source software, and my belief that homeowners should have the freedom and flexibility to have the smart home monitoring solution that works best for them. Five years ago this month I published the very first (and very simplistic) version of what would later become the Konnected firmware on GitHub. In 2017 I formed a company, left my full-time job, and launched a Kickstarter campaign and the Konnected Alarm Panel was born!
This community helped us raise over $180,000 on Kickstarter to get the product started. Since then, we've sold over $3.5 million worth of products to customers all over the world, built out integrations with some of the leading consumer smart home platforms, launched a cloud service, launched the Alarm Panel Pro (with Ethernet!), and have several new products and integrations in the works!

We've bootstrapped the company this far and growth has been solid. There's still so much more to do to achieve our mission of making every wired home smart – and I've decided to again ask our community for help.

This year, Konnected is teaming up with StartEngine – an equity crowdfunding platform endorsed by "Mr. Wonderful" (Kevin O'Leary) – and working out the details of an equity fundraising campaign. This is an opportunity for supporters like you to invest a small amount in the future of Konnected. Equity crowdfunding is different from Kickstarter in that it gives investors like you a chance to own a partial stake in the company. It's a very efficient way for startups like Konnected to raise capital while presenting huge opportunities for investors in the community.

As I work tirelessly to scale this company, I always, ALWAYS keep the best interest of the end user at the forefront. Our mission is to make every wired home smart, and to do it in a way that's open, inter-operable, flexible, and secure. That's one of the reasons we're inviting you soon to join us not only as a customer and supporter – but also as an investor and part-owner.
Details are coming out very soon. If you're interested in supporting Konnected and investing in our success, please drop your email here to get early access on StartEngine:
https://ttw.startengine.com/ttw/konnected

Thank you so much for making Konnected great! 😍

Nate Clark, Konnected founder

IMPORTANT: Konnected is "testing the waters" to gauge investor interest in an offering under SEC Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed and only through an intermediary's platform (StartEngine). Your indication of interest involves no obligation or commitment of any kind.



TTW.STARTENGINE.COM

StartEngine | Konnected

Konnected is testing the waters on StartEngine. Learn more. The easy, modern way to raise c...

12 | 8 Comments

Brechin Piper
My question, what's the capital for? New products? More marketing? Certification? Why would I want a stake in the company if I don't know the plan.

Share · 3d

konnected.io Author
Brechin Piper We can't say much till the campaign is live. Please drop your email on our StartEngine page and all those details will be forthcoming very soon!

Share · 3d

Posted by u/meep185 4 days ago

8

Coming soon: An opportunity to invest in Konnected and the future of hardwired home automation!

TL;DR: Konnected is gauging interest in an upcoming crowdfunding investment opportunity. Drop your email on our StartEngine page if you're interested in participating!

Konnected was started out of a passion for home automation, open-source software, and my belief that homeowners should have the freedom and flexibility to have the smart home monitoring solution that works best for them. Five years ago this month I published the very first (and very simplistic) version of what would later become the Konnected firmware on GitHub. In 2017 I formed a company, left my full-time job, and launched a Kickstarter campaign and the Konnected Alarm Panel was born!

This community helped us raise over $180,000 on Kickstarter to get the product started. Since then, we've sold over $3.5 million worth of products to customers all over the world, built out integrations with some of the leading consumer smart home platforms, launched a cloud service, launched the Alarm Panel Pro (with Ethernet!), and have several new products and integrations in the works!

We've bootstrapped the company this far and growth has been solid. There's still so much more to do to achieve our mission of making every wired home smart – and I've decided to again ask our community for help.

This year, Konnected is teaming up with StartEngine – an equity crowdfunding platform endorsed by "Mr. Wonderful" (Kevin O'Leary) – and working out the details of an equity fundraising campaign. This is an opportunity for supporters like you to invest a small amount in the future of Konnected. Equity crowdfunding is different from Kickstarter in that it gives investors like you a chance to own a partial stake in the company. It's a very efficient way for startups like mine to raise capital while presenting huge opportunities for investors.

As I work tirelessly to scale this company, I always, ALWAYS keep the best interest of the end user at the forefront. Our mission is to make every wired home smart, and to do it in a way that's open, inter-operable, flexible, and secure. That's one of the reasons we're inviting you to join us not only as a customer and supporter – but also as an investor and part-owner.

Details are coming out very soon. If you're interested in supporting Konnected and investing in our growth, please drop your email here to get early access on StartEngine.

Thank you so much for making Konnected great! 🤩

Nate Clark, Konnected Founder & CEO

IMPORTANT: Konnected is "testing the waters" to gauge investor interest in an offering under SEC Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed and only through an intermediary's platform (StartEngine). Your indication of interest involves no obligation or commitment of any kind.